UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . 14.5
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

American Italian Pasta Company

(Name of Issuer)

Class A Common Stock, Par Value $0.001

(Title of Class of Securities)

027070101

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Securities, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner P.C. James S. Rowe Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.		13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.		13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.		13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.		13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.		13D	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.		13D	Page 8 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,730,300 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,730,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 21, 2006, as amended by Amendment No. 1 previously filed on May 26, 2006, as amended by Amendment No. 2 previously filed on July 17, 2006 by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.001 per share (the “Common Stock”) of American Italian Pasta Company, a Delaware corporation (the “Issuer”) as follows:

Item 5.                                               Interest in Securities of the Issuer.

(a) - (b)                     On July 21, 2006 the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 2,730,300 shares of Common Stock or approximately 14.8% of the Issuer’s outstanding Common Stock.

(c)                                            Except for the transactions described herein and those referenced in the Schedule 13D filed on April 21, 2006, as amended by Amendment No. 1 previously filed on May 26, 2006 by SCSF Equities, as amended by Amendment No. 2 previously filed on July 17, 2006, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days except for the following transactions:  (i) on July 18, 2006 the Reporting Persons purchased 73,000 shares of Common Stock at an average price of $8.02, increasing the total number of shares owned by the Reporting Persons to 2,534,300 shares of Common Stock, (ii) on July 19, 2006 the Reporting Persons purchased 31,700 shares of Common Stock at an average price of $8.02, increasing the total number of shares owned by the Reporting Persons to 2,566,000 shares of Common Stock, (iii) on July 20, 2006 the Reporting Persons purchased 24,300 shares of Common Stock at an average price of $8.04, increasing the total number of shares owned by the Reporting Persons to 2,590,300 shares of Common Stock and (iv) on July 21, 2006 the Reporting Persons purchased 140,000 shares of Common Stock at an average price of $8.07, increasing the total number of shares owned by the Reporting Persons to 2,730,300 shares of Common Stock.

Item 7.                                   Material to be filed as Exhibits.

Exhibit A                                               Joint Filing  Agreement, dated July 21, 2006, by and among each of the Reporting Persons

Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 21, 2006

SCSF Equities, LLC

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006

Name:  Marc J. Leder

Its:  Director

Sun Capital Securities Fund, LP

By:          Sun Capital Securities Advisors, LP

Its:          General Partner

By:          Sun Capital Securities, LLC

Its:          General Partner

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Page 10 of 13 Pages

Sun Capital Securities, LLC

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

/s/  Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc Leder

/s/  Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Rodger Krouse

Page 11 of 13 Pages

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  July 21, 2006

SCSF Equities, LLC

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006

Name:  Marc J. Leder

Its:  Director

Sun Capital Securities Fund, LP

By:          Sun Capital Securities Advisors, LP

Its:          General Partner

By:          Sun Capital Securities, LLC

Its:          General Partner

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Page 12 of 13 Pages

Sun Capital Securities, LLC

By:  /s/ Justin Ishbia, by power of attorney filed
July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc Leder

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Rodger Krouse

Page 13 of 13 Pages